May 19, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Tara L. Harkins

Re:	Tel-Instrument Electronics Corp
Form 10-K for the fiscal year ended March 31, 2010
Filed July 14, 2011
Form 10-Q for the Quarter Ended December 31, 2010
File No. 001-13651

Dear Ms. Harkins:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your April 29, 2011 letter.

Form 10-K For the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Date, page 19

Note 9 -  Income Taxes, page 35

1.
a. Considering that your forecasted statements of operations indicates that you are still at a pre-tax loss for fiscal 2011, please explain to us how you determined the break-out between your current deferred tax asset and long-term deferred tax asset as of December 31, 2010 and March 31, 2010.

Our determination of the breakout between our current and long-term deferred tax asset is based upon our forecast at that time.

As discussed in the Company’s recent filings, the military temporarily delayed the shipment of substantial sales. When we determined the breakout between current and long-term we had anticipated that we were going to ship these orders as well as receiving additional orders for shipment under these awarded contracts. Our growth in sales and profitability as shown in our Form 10-Q for our quarter ended December 31, 2010 and our soon to be published Form 10-K for the year ended March 31, 2011 shows that these shipments have been on temporary hold and the Company is realizing these deferred tax assets. Based on current contracts and approvals, we believe the break-out between current and long-term deferred tax asset was appropriate. In future filings, we will continue to evaluate our classification of deferred tax assets consistent with when we anticipate realization. We believe, based upon our discussions with the government, that options and approvals will be received in accordance with our projections.

Following several challenging years, Tel believes it is now poised to capitalize on the significant investments the Company has made in new technology and expects to continue this upward trend in revenues and return to solid profitability.

The Company has won competitive awards for three major contracts for new products, CRAFT or AN/USM-708/AN/USM-719 and ITATS or AN/ARM-206, from the U.S. Navy, and most recently in 2009, the TS-4530A program. These programs are summarized in our filed reports. These programs total approximately $80 million when all of the options on these contracts are exercised.

1.
b. Please explain to us why your projected total operating expenses as a percentage of revenues for fiscal 2012 and 2013 decreased significantly as compared to fiscal 2011 within your forecasted statement of operations.

Over the last few years we have put in place an infrastructure to support our sales growth. As such, we do not expect our operating expenses to increase significantly. The forecasted sales growth makes these percentages decline rapidly. While we plan to double sales in fiscal 2012, we do not plan to double our expenses.

1.
c. We note your that you have prepared the forecasted statement of operations for fiscal 2011-2013 on the basis of deliveries of units in great part, pursuant to contracts which you have been awarded by the military and that the units under the contract have not yet all been approved for delivery. Please provide to us the percentage of units/revenues for your product that has been approved for delivery under your military contracts within your forecasted statement of operations for fiscal 2011-2013.

Based upon our open orders at March 31, 2011 and since all units for 2011 have been shipped, we have received orders that have been approved for delivery for approximately 52% of the units and 44% of the revenues for the fiscal years 2011-2013. Additionally, we have received orders, which are on temporary hold until final product evaluation for another 834 units for revenues of approximately $21,000,000. As such, including these orders on hold, which we expect to be delivered during 2012-2013, we have orders totaling approximately 64% of the units and 72% of the revenues for fiscal years 2011-2013.

Form 10-Q for the Quarter Ended December 31, 2010

Note 9.  Fair Value Measurement,page 10

2.
We note your response to prior comment 3.  We note from your proposed disclosure that you still do not disclose how you determined the significant assumptions within your Black-Scholes Model such as expected life, expected volatility, the risk free interest rate, etc. at inception and at each subsequent reporting date. As previously requested, please further expand your proposed disclosure to also address how you determined the significant assumptions utilized within the Black-Scholes Model at inception and at each reporting date. Provide us with a sample of your proposed disclosure.

We will revise our disclosure in future filings as follows:

The common stock warrant was not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign corporation. The warrants do not qualify for hedge accounting, and, as such, all changes in the fair value of these warrants are recognized as other income/expense in the statement of operations until such time as the warrants are exercised or expire. Since these common stock warrants do not trade in an active securities market, the Company recognizes a warrant liability and estimates the fair value of these warrants using the Black-Scholes options model using the following assumptions:

	At Inception	December 31, 2010

Risk free interest rate	2.81%	3.30%
Expected life in years	9	9
Expected volatility	28.51%	31.49%
Fair market value	$6.70 per share	$8.09 per share
Exercise price	$6.70 per share	$6.70 per share
Warrant liability	$281,656	$411,340

The volatility calculation was based on the 12 months prior to the measurement date, and the source of the risk free interest rate is the US Treasury rate related to 10 year notes. The exercise price is per the agreement, the fair market value is the closing price of our stock on the date of measurement, and the expected life is based on management’s current estimate of when the warrants will be exercised. All inputs into the Black-Scholes options model are evaluated each reporting Period.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Joseph P. Macaluso
Joseph P. Macaluso
Principal Accounting Officer